

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 9, 2018

Drew M. Kelley
Interim Chief Executive Officer
ARC Group Worldwide, Inc.
810 Flightline Blvd.
Deland, FL 32724

> **Re:     ARC Group Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed September 26, 2017**
> **File No. 001-33400**

Dear Mr. Kelley:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc:     Travis L. Gering. Esq.